UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      September 28, 2006


Mr. Barrie Damson, Chairman and CEO
Baseline Oil & Gas Corp.
20022 Creek Farm
San Antonio, Texas 78259


      Re:	Baseline Oil & Gas Corp.
		Draft Registration Statement on Form SB-2
      Furnished September 13, 2006
		File No. 333-134978

		Draft Form 10-KSB/A-1 for the fiscal year ended December
31, 2005
      Furnished September 13, 2006
		File No. 333-116890

      Draft Form 10-QSB/A-1 for the period ended March 31, 2006
		Furnished September 13, 2006
		File No. 0-51888

		Draft Form 10-QSB for the period June 30, 2006
		Furnished September 13, 2006
		File No. 0-51888

Dear Mr. Damson:

      We have reviewed your response letter dated September 13, 2006, and the filings filed in draft form, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please comply with the oral comments that were conveyed to you on
September 28, 2006.

Form SB-2/A2 Filed September 13, 2006

General

2. Please revise the accounting and disclosures in your registration statement as necessary to comply with all applicable comments written on your periodic reports.

Exhibit 23.1

3. Please remember to include a currently updated consent from your accountants, as of or near to the date your amendment is filed.

Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2005

Financial Statements, page F-1

Note 3 - Convertible Notes, page F-9

4. We note your response to prior comment 3, and have read your proposed disclosure explaining that you are amortizing the beneficial conversion feature realized on the convertible promissory notes assumed in conjunction with your acquisition of Coastal Energy Services, Inc. on April 6, 2005, through the redemption date of April
6, 2006. However, the agreement you submitted to support this disclosure was not the executed agreement we requested for our review. We also note that although you state the effective conversion rate is $0.21 per share, the unexecuted agreement you supplementally provided states a conversion rate of $0.25 per share.
Please address this variance in your financial statements and file the executed version of this agreement as an exhibit to comply with
Item 601 of Regulation S-K.

Exhibits 31 and 32

5. Please provide updated certifications from your officers with your next amendment, as well as for any interim reports that you also amend.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Note 2 - Issuance of Common Stock, page 4

6. We have read your response to prior comment 5, and the proposed disclosure revisions indicating you have revalued the shares issued to the various individuals designated by Rex Energy in conjunction with your planned acquisition. We continue to believe that the value ascribed should be reflected as an offsetting amount within equity, similar to a stock subscription receivable, and analogous to the guidance that is set forth in SAB Topic 4:E. Please revise your presentation accordingly.


* * * * *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Delaney at (202) 551-3863 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3740 with any questions.



      	Sincerely,




      					H. Roger Schwall
      Assistant Director



cc: 	VIA FACSIMILE
      Matthew S Cohen
      Eaton & Van Winkle LLP
      212-779-9928
Mr. Barrie Damson
Baseline Oil & Gas Corp.
September 28, 2006
Page 4